Exhibit 21

Name of Subsidiary	State of Incorporation/Organization	Names Under Which Subsidiary Conducts Business
Essex Crane Rental Corp.	Delaware	Essex Crane Rental Corp.
Essex Holdings, LLC	Delaware	Essex Holdings, LLC
Essex Finance Corp.	Delaware	Essex Finance Corp.
CC Acquisition Holding Corp.	Delaware	CC Acquisition Holding Corp.
Coast Crane Company	Delaware	Coast Crane Company
Coast Crane Ltd.	British Columbia	Coast Crane Ltd.